                              BANKERS TRUST COMPANY
                             ONE BANKERS TRUST PLAZA
                            NEW YORK, NEW YORK 10006



                                                                October 21, 1998


Superior TeleCom Inc.
150 Interstate North Parkway
Suite 300
Atlanta, Georgia  30334

Attention:  Steven S. Elbaum
            Chief Executive Officer

            Re:     Superior TeleCom Inc.
                    $1.450 Billion Senior Secured Credit Facilities


Gentlemen:

                  You have advised Bankers Trust Company ("BTCo") that Superior TeleCom Inc. ("Superior") and a single-purpose, newly formed, wholly-owned subsidiary of Superior ("Acquisition Co") are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Essex International Inc., a Delaware corporation ("Target"), pursuant to which Superior will acquire 100% of the equity securities of Target (the "Acquisition") for aggregate consideration consisting of (i) not more than $781.0 million in cash and (ii) shares of convertible exchangeable preferred stock (the "Convertible Preferred Stock") of Superior, having a liquidation preference of not more than $167.0 million and otherwise having the terms set forth in Exhibit B to the Merger Agreement.

                  Pursuant to the Merger Agreement, you have structured the Acquisition in two steps: the first step consisting of a tender offer by Acquisition Co for no less than a majority of the outstanding shares, and no more than 22.6 million shares (the "Maximum Number"), of common stock of Target ("Target Common Stock") at a price per share in cash of $32.00 (the "Tender Offer"); and, the second step consisting of (as promptly as practicable after the closing (the "Closing" or the "Closing Date") of the Tender Offer) a merger (the "Merger") of Acquisition Co with and into Target in which Target will be the sur-viving corporation and remaining common stockholders of Target (other than Acquisition Co) will receive Convertible Preferred Stock and (to the extent less than the Maximum Number of shares of Target Common Stock are accepted in the Tender Offer) any of the cash not so paid. The Tender Offer and the Merger are referred to herein collectively as the "Acquisition."

                  You have advised us that in connection with the Acquisition and at the Closing Date (i) Superior intends to refinance its existing Revolving Credit Agreement, dated as of October 2, 1996, as amended (the "Existing Superior Credit Agreement"), and (ii) up to $436.0 million of debt of Target will be required to be refinanced. The Acquisition and such refinancings are hereinafter referred to collectively as the "Transaction." Exhibit A sets forth the proposed sources and uses of funds for the Transaction.

                  You have advised BTCo that the cash required to consummate, in full, the Transaction and to pay the fees and expenses incurred in connection therewith, and to provide for the ongoing working capital requirements of Superior and Target, will be no more than $1.450 billion. You have advised BTCo that such cash shall be provided solely from the incurrence by Superior and Target of up to $1.450 billion in senior secured credit facilities ("Credit Facilities") described herein. A summary of the Credit Facilities is attached as Exhibit B to this letter (the "Summary of Terms").

                  BTCo is pleased to confirm that, subject to and upon the terms and conditions set forth herein and in the Summary of Terms, it hereby commits to provide the entire principal amount of the Credit Facilities and to act as sole administrative agent, collateral agent, syndication agent and documentation agent and to act as sole agent to structure, arrange and syndicate the Credit Facilities (in such capacity, the "Agent"). BTCo's commitments as described in this paragraph are subject to the matters set forth in this letter and in the Summary of Terms.

                  BTCo reserves the right to syndicate all or part of the total commitment to one or more financial institutions (the "Lenders") that will become parties to definitive credit documentation for the Credit Facilities pursuant to a syndication to be solely managed and arranged by BTCo. BTCo shall commence syndication efforts promptly after the execution of this letter, and you agree reasonably to assist BTCo in achieving a satisfactory syndication. Such syndication will be accom-plished by a variety of means, including direct contact during the syndication between senior management and advisors of Superior and Target and the proposed syndicate members. BTCo will, in consultation with you, manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. Without limiting or otherwise affecting the conditions to BTCo's commitment set forth herein or your obligations hereunder, it is understood and agreed that BTCo's commitment hereunder is not subject to the successful syndication of the Credit Facilities.


                  To assist BTCo in its syndication efforts, you hereby agree
(a) to prepare promptly and provide us and the other syndicate members upon request with all information deemed necessary by us with respect to Superior, Target (to the extent that Superior can obtain such information from Target or Target otherwise provides such information), the Transaction and the other transactions contemplated hereby, including projections, pro forma financial statements, financial models and business plans (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities and (b) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Credit Facilities, including making available officers of Superior and, to the extent within Superior's control, Target from time to time and to attend and make presentations regarding the business and prospects of Superior and Target, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

                  Upon any acceptance by BTCo of commitments of other Lenders, the amount of BTCo's commitment hereunder will be reduced by the amount of any such commitments so accepted (it being understood and agreed that Superior will not unreasonably withhold or delay its consent when presented with any proposed acceptance by BTCo of commitments of other Lenders).

                  You hereby represent and covenant that (a) all information other than the Projections (the "Information") concerning Superior and, to the best of Superior's knowledge, Target that has been or will be made available to any of us by you or any of your representatives in connection with the transactions contemplated hereby is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time so that the representations and warranties in this paragraph remain correct in all material respects until the Closing Date. In arranging and syndicating the Credit Facilities, we will use and rely on the Information and Projections without independent verification thereof.

                  It is understood and agreed that, if BTCo deems such actions advisable in order to ensure successful syndication of the Credit Facilities, BTCo shall be entitled to change the structure, terms and conditions of the Credit Facilities, including without limitation, by (x) increasing the pricing from that set forth in the Summary of Terms and the Fee Letter (but in each case by increasing the applicable margins no more than 100 basis points per annum in excess of levels indicated in the Summary of Terms) and/or (y) allocating (and following the initial allocation, re-allocating) the aggregate amount of its commitment with respect to the Revolving Credit Facility, the Term Loan A Facility, the Term Loan B Facility and the Term Loan C Facility in a manner different from that set forth herein and in the Summary of Terms or eliminating any of the facilities comprising the Credit Facilities, provided that the aggregate commitments under the Credit Facilities remains the same.

                  To induce BTCo to issue this letter, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants) of BTCo and its affiliates (collectively, "BT") arising in connection with this letter and in connection with the transactions described herein (but excluding any fees, but not expenses, relating to syndication) shall be for your account, whether or not the Transaction is consummated, the Credit Facilities are made available or definitive credit documents are executed.

                  You further agree to indemnify and hold harmless BTCo and each director, officer, employee and affiliate thereof (each an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve BTCo or any such indemnified person as a result of or arising out of or in any way related to or resulting from this letter and, upon demand, to pay and reimburse BTCo and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not BTCo or any such indemnified person is a party to any action, suit, proceeding or claim out of which any such expenses arise, and whether any such action, suit, proceeding or claim is between Superior and BTCo or an indemnified person or between BTCo or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability which has been found to have resulted primarily from the gross negligence or willful misconduct of such indemnified person. You further agree that you will not, without our prior written consent, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not we or any other indemnified person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of us and each other indemnified person from all liability and obligations arising therefrom. BTCo and such indemnified persons shall not be responsible or liable for any consequential damages as a result of this letter or the financing contemplated hereby. You further agree neither BTCo nor any other indemnified person shall be liable to you for any loss, claim, damage, expense or liability resulting from the delivery of this letter or the transactions contemplated hereby unless such loss, claim, damage, expense or liability shall have been found to have resulted primarily from such person's gross negligence or willful misconduct. This letter is issued for your benefit only and no other person or entity may rely hereon.

                  Except as otherwise required by law (including, without limitation, filing requirements under the Securities Exchange Act of 1934, as amended) or unless BTCo has otherwise consented, you are not authorized to show or circulate this letter to any other person or entity (other than Target and your and its legal or financial advisors in connection with your and its evaluation hereof). If this letter is not accepted by you as provided in the final paragraph hereof, you are to immediately return this letter (and copies hereof) to the undersigned.

                  The provisions of the three immediately preceding paragraphs shall survive any termination of this letter.

                  BTCo reserves the right to employ the services of its affiliates (including BT Alex. Brown Incorporated ("BTAB")) in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTAB) any information related to the Transaction or any of the matters contemplated hereby. BTCo agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by Superior, Target or any of their affiliates as confidential information in accordance with customary banking industry practices.

                  BTCo's commitments to provide the Credit Facilities as set forth above will terminate on April 30, 1999 if a definitive credit agreement evidencing the Credit Facilities, satisfactory in form and substance to BTCo (the "Credit Agreement"), shall not have been entered into prior to such date. At BTCo's option, and consistent with your request and our discussions related thereto, the Credit Agreement may be structured as an amendment and restatement of the Existing Superior Credit Agreement.

                  This letter and the related fee letter shall be governed by and construed in accordance with the law of the State of New York, and by your execution hereof, you consent to the jurisdiction of the courts thereof. Both parties hereby irrevocably waive all right to trial by jury of actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this letter, the transactions contemplated hereby or the negotiation, performance or enforcement hereof or thereof.

                  If you are in agreement with the foregoing, please sign and return to BTCo (including by way of facsimile transmission) the enclosed copy of this letter and the related fee letter no later than 5:00 p.m., New York time, on the date hereof. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

                                                 Very truly yours,

                                                 BANKERS TRUST COMPANY


                                                 By: /s/ Victoria T. Page
                                                     ---------------------
                                                      Title:

Agreed to and Accepted as of the
Date First Above Written.

SUPERIOR TELECOM INC.


By:  /s/ Stewart H. Wahrsager
     -------------------------
           Title:

                                                                       EXHIBIT A

-------------------------------- --------------- ------ -------------------------------------------------- --------------
Sources & Uses
Sources                                                 Uses
--------------------------------                        -------------------------------------------------- --------------

Revolver1                                $230.3         Target Share Purchase23                                   $936.1
A/R Securitization                          0.0         Repay Existing Target Debt                                 435.8
Term Loan A                               500.0         Repay Existing Superior Debt                                90.0
Term Loan B                               400.0         Fees & Expenses                                             60.0
Term Loan C                               225.0
Convertible Trust Preferred               166.6
Common Equity                               0.0
                                       --------
Total Sources                          $1,521.9         Total Uses                                              $1,521.9
-------------------------------- --------------- ------ -------------------------------------------------- --------------
1 Total U.S. Bank Commitment:  $1,450.0



1 $325.0 million facility, of which at least $50.0 million shall remain available immediately after the Closing.

2        Net of proceeds from the exercise of options.

3        Includes gross-up treatment of 1992 options.

                                                                       EXHIBIT B


                    SUMMARY OF CERTAIN TERMS AND CONDITIONS1


Lenders: BTCo and/or a syndicate of lenders formed by BTCo (the "Lenders").

Agent:                              BTCo.

Borrowers:                          Superior TeleCom Inc. and/or, at BTCo's
                                    request, one or more of its domestic
                                    subsidiaries ("Superior"). Target or, at
                                    BTCo's request, one or more of its domestic
                                    subsidiaries other than, if the receivables
                                    financing described below is not refinanced,
                                    Target's special purpose receivables
                                    financing subsidiary, ("Target" and,
                                    together with Superior, the "Borrowers").

Facilities Available to Borrowers:  A $1.450 billion Senior Credit Facility
                                    (the "Senior Credit Facility" and the
                                    loans thereunder being referred to as
                                    "Loans"), to be made available as follows
                                    (with a portion of each such facility
                                    described below to be made available to
                                    Superior and Target in the ratio of 1.99
                                    to 1, rounded upward to the nearest $5.0 million; provided that the



1 Defined terms, not otherwise defined herein, are used as defined in the Commitment Letter to which this Exhibit A is appended.

                                    portion of the Revolving Credit Facility to be made available to Target shall not be less than $200 million, plus the face amount of existing letters of credit for the benefit of Target):


                                    (i) a revolving credit facility in the
                                    amount of $325 million, $25 million of which shall be available to support stand-by letters of credit; provided that, such commitment shall be reduced dollar for dollar (but in no event more than $100 million) to the extent of availability and outstandings under the Existing Receivables Facility (as defined below) or any other receivables facility (the "Revolving Credit Facility");

                                    (ii) a term loan A facility in the amount of $500 million (the "Term Loan A Facility");

                                   (iii) a term loan B facility in the amount
                                    of $400 million (the "Term Loan B
                                    Facility"); and

                                   (iv) a term loan C facility in the amount of
                                    $225 million (the "Term Loan C Facility").

                                    At the time of the Merger, Superior shall assume each of the facilities previously made available to Target.

Final Maturities:                                                                        Maturity (as an
                                                                                         anniversary of the
                                                       Facility                          Closing Date)
                                                       --------                          ------------------

                                                       Revolving Credit                  five and one-
                                                       Facility                          half years

                                                       Term Loan A                       five and one-
                                                       Facility                          half years

                                                       Term Loan B                       seven years
                                                       Facility

                                                       Term Loan C                       eight years
                                                       Facility


Swing Line Loans:                   A portion of the Revolving
                                    Credit Facility in an amount to be agreed
                                    upon shall be available for swing line loans
                                    (the "Swing Line Loans") from BTCo (in such
                                    capacity, the "Swing Line Lender") on
                                    same-day notice. Each other Lender under the
                                    Revolving Credit Facility shall agree to
                                    take an irrevocable and unconditional pro
                                    rata participation in each Swing Line Loan.


Amortization of Term Loans:         The loans under each of the Term
                                    Loan Facilities (the "Term Loans") shall
                                    amortize as follows (with equal quarterly
                                    payments to be made in each indicated year):



                                       4

                                                               Annual Payment
                                                       Year            Percentage
                                                       ----            ----------
                                                                          Term           Term        Term
                                                                          Loan A         Loan B      Loan C
                                                                          ------         ------      ------
                                                       1.                   7.5%         1.0%        1.0%
                                                       2.                 12.5%          1.0%        1.0%
                                                       3.                 15.0%          1.0%        1.0%
                                                       4.                 15.0%          1.0%        1.0%
                                                       5.                 20.0%          1.0%        1.0%
                                                       6.                 30.0%         35.0%       10.0%
                                                       7.                   --          60.0%       35.0%
                                                       8.                   --           --         50.0%


Use of Proceeds:                   The proceeds of all Term Loans and no more
                                   than up to $275 million of the Revolving
                                   Credit Facility shall be used to consummate the Acquisition and to pay related fees and expenses, all as set forth on Exhibit A to the Commitment Letter, and to refinance the Superior Existing Credit
                                   Agreement and the Target Bank Debt
                                   (including letters of credit). Thereafter, the Revolving Credit Facility will be available for the working capital requirements of Superior and its subsidiaries, including Target, and, to the extent local financing is not otherwise available, to fund the cash consideration to be paid by Superior to acquire

                                   Cvalim, an Israeli company.

Availability:                      Revolving Loans may be borrowed, repaid and
                                   reborrowed on (to the extent provided above) and after the Closing Date. Term Loans may not be reborrowed.

Guarantees:                        All obligations of each of Superior and
                                   Target under the Credit Facilities shall be unconditionally guaranteed by each other and their respective obligations will be guaranteed by each of their respective subsidiaries, including Acquisition Co
                                   (collectively, the "Guarantors"), subject to customary exceptions (including as to non-U.S. subsidiaries where appropriate) for transactions of this type (including as to non-U.S. subsidiaries where appropriate).

Security:                          The obligations of each of the Borrowers and
                                   the Guarantors shall be secured by a first priority perfected security interest in (x) all common stock of each of their direct and indirect subsidiaries, including Acquisition
                                   Co (except, prior to the time the Target
                                   Common Stock is no longer a "margin stock"
                                   (as defined under Regulation U of the Board of Governors of the Federal Reserve System), there shall be no direct or indirect security interest in margin stock and Acquisition Co may sell Target Common Stock for its fair market value as long as the proceeds received from such sale are cash or certain securities) and (y) all other tangible and intangible assets (including ac-counts receivable, inventory, equipment and real estate) of each Borrower and each of its direct and indirect subsidiaries, subject to customary exceptions for transactions of this type.

Interest Rates:                    At the option of the applicable
                                   Borrower, Loans may be maintained from time to time as (x) Base Rate Loans which shall bear interest at the then Applicable Margin to such Loans in excess of the Base Rate in effect from time to time or (y) Reserve
                                   Adjusted Eurodollar Loans which shall bear interest at the then "Applicable Margin" for such Loans in excess of the Eurodollar Rate
                                   (adjusted for maximum reserves) as
                                   determined by the Agent for the respective interest period.


                                   "Base Rate" shall mean the highest of
                                   (x)1/2of 1% in excess of the Federal Reserve reported certificate of deposit rate, (y) the rate that BTCo announces from time to time as its prime lending rate, as in effect from time to time, and (z)1/2of 1% in excess of the adjusted certificate of deposit rate.


                                   "Applicable Margin" shall mean (i) 325 and
                                   225 basis points in the case of Reserve
                                   Adjusted Eurodollar B Term Loans and Base
                                   Rate B Loans, respectively; (ii) 375 and 275 basis points in the case of Reserve Adjusted Eurodollar C Term Loans and Base Rate C Loans, respectively; and (iii) in the case of all other Loans a per annum percentage ad-justed in accordance with the pricing grid below, which is a function of Superior's Total Consolidated Debt to EBITDA ratio (which shall be measured on a trailing twelve months basis).

                                           Eurodollar Applicable Margins*
                                      ---------------------------------------
                                                 Leverage              A Term
                                      Level        Ratio        R/C      Loan
                                      -----      --------       ---    ------


                                        I        x > 4.00      2.75      2.75
                                                   -
                                        II      3.50 < x <     2.50      2.50
                                                     -
                                                   4.00
                                       III      3.00 < x <     2.25      2.25
                                                     -
                                                   3.50
                                        IV      2.50 < x <     2.00      2.00
                                                     -
                                                   3.00
                                        V       x < 2.50       1.75      1.75




                                    *Applicable Margins with respect to Base
                                    Rate A Loans and Revolving Loans, for each
                                    Level, shall be 100 basis points less than such related Eurodollar Applicable Margin.

                                    Notwithstanding the foregoing, there shall not be any step-downs from the Level One Margin prior to the six month anniversary of the Closing Date.

                                    Interest periods of 1, 2, 3 and 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans. Prior to the earlier of (x) the sixtieth day after the Closing Date or (y) notification by BTCo that the syndication of the Credit Facilities has been completed, only Base Rate Loans and Reserve Adjusted Eurodollar Loans having interest periods of seven days shall be available.

                                    The Credit Facilities shall include BTCo's standard protective provisions for such matters as defaulting Lenders, capital adequacy, increased costs, actual reserves, funding losses, illegality and withholding taxes.

                                    Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Revolving Loans and at maturity. All interest and commitment fee and other fee calculations shall be based on a 360-day year and actual days elapsed, except with respect to Loans bearing interest at the Base Rate (based on Prime) which shall be based on a 365/366 day year.

                                    Overdue principal and interest shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary Prepayments:              Voluntary prepayments may be made at any
                                    time without premium or penalty, provided that voluntary prepayments of Reserve Ad-justed Eurodollar Loans may only be made on the last day of an interest period applicable thereto (subject to breakage costs).

Mandatory Prepayments:              Mandatory repayments of Loans
                                    to be required from (a) the net proceeds from asset sales (except for proceeds of sales of "margin stock" and with customary exceptions to be agreed upon), (b) the net proceeds from issuances of debt, with customary exceptions to be agreed upon, (c) the net proceeds from equity issuances or capital contributions, with customary exceptions to be agreed upon, (d) certain insurance proceeds, provided that the
                                    Borrower may reinvest such proceeds in the absence of a default or event of default under the Credit Facilities upon mutually satisfactory terms and (e) 75% of annual
                                    Excess Cash Flow (to be defined and after deducting cash dividends on the Convertible
                                    Preferred Stock) which shall be reduced to 62.5% if and so long as the ratio of Total
                                    Debt/EBITDA is less than 3.5x and greater to or equal to 3.0x and which shall be further reduced to 50% if and so long as the ratio of Total Debt/EBITDA is less than 3.0x. Such repayments shall be applied first against Term Loans (in a manner to be mutually agreed) and thereafter against Revolving
                                    Loans (with a concomitant reduction in the Total Revolving Credit Commitment to a level to be mutually agreed upon).

                                    All voluntary and mandatory prepayments and repayments of Term Loans will be applied to designated Term Loan Facilities (with priorities among the Term Loan Facilities to be agreed), and, within such facilities, to reduce future scheduled amortization payments in a manner to be mutually agreed upon.

Commitment Fees:                    1/2 of 1% per annum of the unutilized
                                    total commitments under the Credit Facility, as in effect from time to time, commencing on the Closing Date and continuing to and including the termination of the Credit
                                    Facility, payable in arrears quarterly and upon the termination of the Credit Facility.
                                    Fees with respect to Letters of Credit shall
                                    (i) be computed at a rate per annum equal to the Applicable Eurodollar Margin then in effect on the daily stated amount of the Letters of Credit; (ii) include a facing fee to the issuing bank equal to 1/4 of 1.00% per annum on the daily stated amount thereof; and (iii) include customary administrative fees.

Documentation:                      The Lenders' commitments will be subject to
                                    the negotiation, execution and delivery of definitive financing agreements consistent with the terms of this letter and, where appropriate, the terms of the Existing
                                    Superior Credit Agreement in each case
                                    prepared by Cahill Gordon & Reindel, counsel to the Agent. All documentation shall be governed by New York law.


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                                       11

Conditions Precedent to the         The following are the principal conditions
Initial Loans:                      precedent to the Initial Loans:

                                    (i) The Merger Agreement shall be in full force and effect, without any waiver or amendment of any term or other condition thereof;

                                    (ii) The Tender Offer shall have been
                                    consummated in accordance with applicable law and in accordance with the Merger Agreement, without any waiver or amendment of any term or other condition thereof;

                                   (iii) The recommendations of each of the
                                    Boards of Directors of Superior and Target with respect to the Transactions shall not have been modified in any material respect or withdrawn;

                                    (iv) The Minimum Condition as defined in the Merger Agreement shall have been satisfied and Acquisition Co shall have accepted for payment the maximum number of shares available for acceptance under the Tender Offer and, as a result thereof, Superior can effect the Merger without the affirmative vote of any other Person;

                                    (v) No Change of Control (as defined in the
                                    Existing Superior Credit Agreement) shall have occurred;

                                    (vi) All necessary material governmental and third party approvals in connection with the Transaction and otherwise referred to herein shall have been

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                                       12

                                    obtained and remain in effect, and all
                                    applicable waiting periods shall have
                                    expired (including, without limitation,
                                    Hart-Scott-Rodino), in each case, without any action being taken by any authority which restrains, prevents, or imposes materially adverse conditions upon, the consummation of the transactions contemplated by the Credit Facilities (or which may have any such effect);

                                    (vii) Since June 30, 1998 in the case of
                                    Target and July 31, 1998 in the case of
                                    Superior, nothing shall have occurred (and the Lenders shall have become aware of no facts or conditions not previously known) which the Agent or the Lenders shall reasonably determine could reasonably be expected to have a material adverse effect on the rights or remedies of the Lenders or the Agent, or on the ability of Superior and its subsidiaries (including Target) to perform their obligations to the Lenders or which could reasonably be expected to have a materially adverse effect on the Transaction or the business, property, assets, nature of assets, liabilities, condition (financial or otherwise) of Superior and its subsidiaries or Target and its subsidiaries, in each case, taken as a whole, and both before and after giving effect to the Transactions (collectively, "a Materially Adverse Effect");

                                    (viii) No litigation by any entity (private or governmental)

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                                       13

                                    shall be pending or threatened which the Lenders shall have determined could reasonably be expected to have a Material Adverse Effect;

                                    (ix) The Lenders shall have received
                                    customary closing officers' certificates
                                    (including as to solvency) and legal
                                    opinions from counsel, and covering matters, acceptable to the Lenders;

                                    (x) All Loans shall be in full compliance with all applicable requirements of the margin regulations and at least $50 million of the commitments under the Revolving Credit Facility shall remain available for borrowing immediately after the Closing Date;

                                    (xi) All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation contemplated hereby payable to the Lenders or the Agent shall have been paid to the extent due;

                                    (xii) The Lenders shall have a perfected first priority security interest in the assets of Borrowers and their subsidiaries as required above and subject to the provisions set forth above under "Security" with respect to margin stock;

                                    (xiii) Borrowers and their subsidiaries
                                    shall have no indebtedness outstanding,
                                    except the Credit Facilities, the Loan and Security Agreement, dated as of April 29, 1998 between Essex

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                                       14

                                    Funding Inc. and Three Rivers Funding
                                    Corporation (the "Existing Receivables
                                    Facility"), other indebtedness satisfactory to BTCo and other indebtedness to be mutually agreed upon; and

                                    (xiv) There shall have been no material
                                    adverse change after the date hereof to the syndication market for credit facilities similar in nature to the Credit Facilities and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the syndication, in each case as determined by BTCo in its reasonable discretion.

Conditions to All Loans:            Absence of Material Adverse
                                    Effect, absence of material litigation,
                                    absence of default or unmatured default
                                    under the Credit Facility, continued
                                    accuracy of representations and warranties and receipt of such documentation
                                    (including, without limitation, opinions of counsel) as shall be required by the Agent.

Representations and                 The Credit Facility and related
Warranties:                         documentation shall contain representations
                                    and warranties typical for these types of facilities, as well as any additional ones appropriate in the context of the proposed transaction.

Covenants:                          Those typical for these types of facilities
                                    and any additional

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                                       15

                                    covenants appropriate in the context of the proposed transaction (with such covenants having such exceptions or baskets as may be mutually agreed upon). There may be separate covenants applicable to Target prior to the Merger. Although the covenants have not yet been specifically determined, the covenants shall include:

                                    (i) Financial covenants customary for a
                                    transaction of this type (including, without limitation, minimum consolidated EBITDA, maximum ratio of total debt to EBITDA and minimum ratio of EBITDA to interest, each measured quarterly);

                                    (ii) Restrictions on other indebtedness or guaranties (including a prohibition as to any new indebtedness or contingent obligations of Acquisition Co. Prior to the Merger);

                                    (iii) Restrictions on mergers (other than the merger of Target with or into Superior or Superior Telecommunications), acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets (having such exceptions or baskets as may be mutually agreed upon);

                                    (iv) Restrictions on sale-leaseback
                                    transactions and lease payments;

                                    (v) Restrictions on dividends and
                                    distributions (other than cash dividends on the Convertible Preferred Stock, in accordance with its terms) and on the

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                                       16

                                    exchange of the Convertible Preferred Stock for subordinated debentures, and amendments of organizational, corporate and other documents (having such exceptions as may be mutually agreed upon);

                                    (vi) Restrictions on voluntary prepayments of other indebtedness and amendments thereto;

                                    (vii) Restrictions on transactions with
                                    affiliates and formation of subsidiaries
                                    (having such exceptions as may be mutually agreed upon);

                                    (viii) Restrictions on investments (having such exceptions as may be mutually agreed upon);

                                    (ix) Maintenance of existence and
                                    properties;

                                    (x) Restrictions against liens and negative pledges (other than on margin stock prior to the merger) in favor of persons other than Agent and the Lenders;

                                    (xi) Maintenance of adequate insurance
                                    coverage;

                                    (xii) ERISA and environmental covenants;

                                    (xiii) The obtaining of interest rate
                                    protection in amounts and for periods to be determined;

                                    (xiv) Restrictions on capital expenditures;

                                    (xv) Monthly, quarterly and annual financial and other infor-

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                                       17

                                    mation;

                                    (xvi) Compliance with laws; and

                                    (xvii) Restrictions on line of business.

Events of Default:                  Those typical for these types of
                                    facilities and any additional ones
                                    appropriate in the context of the proposed transaction including, without limitation, a change of control of Superior.

Assignments and Participa-          The Borrower may not assign its
tions:                              rights or obligations under the
                                    Credit Facility without the prior written consent of the Lenders. Any Lender may assign all, or, in an amount of not less than $5 million, any part of, and may sell participations in, its rights and obligations under the Credit Facility, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Agent. The Credit
                                    Facility shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Facility and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Required Lenders:                   Majority of Term Loan Facility and majority
                                    of Revolving Credit Facility, subject
                                    (if desirable to facilitate the syndication) to supermajority provisions.